SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 23, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 23, 2022.

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Issuer:	BANCO MACRO S.A.

Period ended:	03/31/2022	Period of the year:	1st QUARTER

Date of Board of Director´s approval:			05/23/2022

Figures expressed in:		Thousand of pesos

Date of issuance of the current information:			05/23/2022

Signature Name:	Delfín Jorge Ezequiel Carballo

Signature Position:	Chairman

Results of the period

Net income for the period
Attributable to controlling interest – Profit	6,019,703
Attributable to non-controlling interests - Profit	(11,816)
Total Net income for the period	6,007,887
Other comprehensive income
Other comprehensive income	(597,456)
Total comprehensive income for the period
Attributable to controlling interest – Profit	5,422,247
Attributable to non-controlling interests - Profit	(11,816)
Total comprehensive income for the period - Profit	5,410,431

Net Shareholders’ Equity

Capital stock	639,413
Adjustments to Shareholders’ Equity	97,975,071
Other contributions	12,429,781
Legal Reserve	56,222,032
Other Reserves	85,181,200
Unappropriated Retained Earnings	27,146,903
Other comprehensive income	2,733,587
Total Net shareholders´equity attributable to controlling interest	282,327,987
Attributable to non-controlling interests	32,152
Total Net shareholders´equity	282,360,139

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	168,085,510	26.2875%
Delfín Jorge Ezequiel Carballo	A	4,901,060	0.7665%
Delfín Jorge Ezequiel Carballo	B	106,824,523	16.7066%
JHB BMA Guarantee Trust (1)	A	5,995,996	0.9377%
JHB BMA Guarantee Trust (1)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,614	0.0530%
Other shareholders (Local Stock Exchange)	B	64,637,700	10.1089%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

(1)Note: As a result of Mr. Jorge Horacio Brito's death last November 20th 2020, by testamentary provision, the shares held by him were transferred to the JHB Testamentary Trust (Fideicomiso Testamentario “Trust JHB”), whose beneficiaries were Mr. Brito's legitimate heirs. On December 2021, the trustee transferred the shares to the beneficiaries of such trust Ms. Milagros Brito and Ms. Constanza Brito and Messrs. Jorge Pablo Brito, Marcos Brito, Santiago Brito and Mateo Brito in equal parts, who on the same date decided to contribute such shares to the JHB BMA Guarantee Trust (Fideicomiso de Garantía JHB BMA). The share transfer is subject to approval by the BCRA (Central Bank of the Republic of Argentina).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 23, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer